Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

VIA EDGAR AND E-MAIL
Matt McNair
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Wells Fargo & Company Amendment No. 2 to Registration Statement
on Form S-4 Filed November 21, 2008 and Documents Incorporated
by Reference
File No. 333-154789

Dear Mr. McNair:

               Wells Fargo & Company (the “Registrant”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 10:00 a.m. on November 21, 2008, or as soon thereafter as practicable.

               In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Please contact Lawrence S. Makow of Wachtell, Lipton, Rosen & Katz at (212) 403-1372 with any questions you may have concerning this request. In addition, please notify Mr. Makow when this request for acceleration has been granted.

Wells Fargo & Company By: /s/ Richard D. Levy Richard D. Levy Executive Vice President and Controller